Natixis Securities Americas LLC
Notes to Statement of Financial Condition
As of December 31, 2015

1. Business and Organization

Natixis Securities Americas LLC (the "Company") is a single member limited liability company organized in Delaware and a wholly-owned subsidiary of Natixis North America LLC ("NNA"), its managing member. NNA is a wholly owned subsidiary of Natixis U.S. Holdings Inc. ("NUSHI"). NUSHI is an indirect wholly owned subsidiary of Natixis ("Natixis"), an entity organized in Paris, France. Natixis is a majority owned subsidiary of Group BPCE.

The Company engages in several classes of services, including principal and agency transactions in debt and equity securities and investment banking businesses. The Company also participates in private placement and advisory activities and engages in proprietary securities financing transactions, which are collateralized by U.S. government securities, agency securities, and equity securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of financial information
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and is stated in U.S. dollars.

Use of estimates
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned, securities sold, not yet purchased, taxes and compensation costs.

Cash and cash equivalents
The Company considers all highly liquid investments, including money market funds, purchased and not held for resale, with an original or remaining maturity of three months or less at the time of purchase, to be cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits. At December 31, 2015, the Company had no cash equivalents.

Cash segregated for regulatory purposes
The Company maintains cash in a segregated reserve account for the exclusive benefit of its customers pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934.

Securities financing transactions
Securities borrowed and securities loaned
Securities borrowed and securities loaned are matched book transactions that are recorded based upon the amount of cash collateral advanced or received in connection with the transactions and are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable.

Securities received as collateral and obligation to return securities received as collateral

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. The Company reports the fair value of these securities and the related obligation to return the collateral in accordance with Accounting Standards Codification ("ASC") Topic 860, *Transfers and Servicing* issued by the Financial Accounting Standards Board ("FASB").

Securities sold under agreements to repurchase and securities purchased under agreements to resell

Securities sold under agreements to repurchase and securities purchased under agreements to resell are recorded as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by counterparty.

Additional information regarding the Company's securities financing activities is included in Notes 4, 9 and 14.

Securities owned and securities sold, not yet purchased, at fair value

The purchases and sales of securities owned and securities sold, not yet purchased are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices, dealer quotations or internally developed models.

Fair value of financial instruments

The Company assesses the fair value of its financial instruments as described below:

Level 1 - Financial instruments with fair values based on quoted market prices or for which the Company has independent external valuations

The Company's valuation policy is to use quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Financial instruments with fair value determined based on internally developed models or methodologies that employ data that are readily observable from objective sources

The second category consists of financial instruments for which the Company uses inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly. Therefore, models or other methodologies are utilized to value these financial instruments. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 - Financial instruments with fair value based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

Substantially all of the Company's assets and liabilities are carried at contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of securities borrowed, securities purchased under agreements to resell, short-term secured receivables and certain other receivables. Similarly, the Company's liabilities such as securities loaned, securities sold under agreements to repurchase, short term borrowings and certain other payables and its liabilities subordinated to the claims of general creditors are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Due from/to clearing corporations and other
Due from represents receivables from clearing organizations includes deposits with clearing organizations, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date and receivables arising from unsettled trades.

Due to represents amounts payable for securities not received by the Company from a seller by the settlement date.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NUSHI. The Company computes its current and deferred taxes as if it were a separate taxpayer. However, the Company uses the statutory tax rates applicable to the consolidated tax return when computing its current and deferred taxes. Net operating losses ("NOLs") are realized by the Company when NOLs are utilized by the NUSHI consolidated group. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized by the NUSHI consolidated group regardless of whether such benefits could ultimately be realized on a standalone basis. In addition, the need for a valuation allowance is determined at the NUSHI level rather than on a standalone basis. Amounts receivable or payable with affiliates related to the Company's current tax provision are settled periodically based on a tax sharing agreement.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

3. **Recently Issued Accounting Standards**

    Disclosure Regarding Financial Instruments
    In January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall*, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This ASU is effective for public business entities for fiscal years beginning after December 15, 2017. The Company is assessing the impact of this ASU on the statement of financial condition.

    Disclosure Regarding Transfers and Servicing
    In June 2014, the FASB issued ASU 2014-11, *Transfers and Servicing*, which clarifies current accounting and disclosures for repurchase agreements and similar transactions. The new disclosure requirements are effective for annual reporting periods beginning on or after December 15, 2014. The adoption of this ASU is reflected in Note 5.

    Disclosure Regarding Revenue from Contracts with Customers
    In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, through a joint project with the International Accounting Standards Board ("IASB"), to clarify the principles for recognizing revenue and to develop a common revenue standard under US GAAP and International Financial Reporting Standards. The effective date for ASU 2014-09 is for annual reporting periods beginning on or after December 15, 2016. In August 2015 the FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date*, which delays by one-year the effective date of adopting ASU 2014-09 for all entities. The Company is assessing the impact of this ASU on its statement of financial condition.

4. Offsetting Assets and Liabilities

The following table presents the gross and net securities financing activities and the related offsetting amounts permitted under ASC 210-20-45:

In Thousands of US dollars	Gross Amount of Recognized Assets	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Assets Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition (2)	Net Amounts
			As of December 31, 2015		
Offsetting of financial assets:					
Securities borrowed	$ 9,717,719	$ -	$ 9,717,719	$ 9,660,053	$ 57,666
Securities purchased under					
agreements to resell	882,175	-	882,175	882,175	-
Total	$ 10,599,894	$ -	$ 10,599,894	$ 10,542,228	$ 57,666

In Thousands of US dollars	Gross Amount of Recognized Liabilities	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Liabilities Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition (2)	Net Amounts
Offsetting of financial liabilities:					
Securities loaned	$ 9,768,603	$ -	$ 9,768,603	$ 9,768,603	$ -
Securities sold under					
agreements to repurchase	38,505	-	38,505	38,505	-
Total	$ 9,807,108	$ -	$ 9,807,108	$ 9,807,108	$ -

(1) Includes financial instruments subject to enforceable master agreements that are permitted to be offset under ASC 210-20-45.

(2) Includes financial instruments and cash collateral subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45

5. **Collateralized Secured Borrowings**

The following table presents information about the contractual maturity of collateral supporting repurchase agreements and securities lending transactions that are accounted for as secured borrowings:

	As of December 31, 2015				
In Thousands of US dollars	Overnight and Continuous	Up to 30 Days	30 to 90 Days	Greater Than 90 Days	Total
Repurchase agreements transactions:					
U.S. Treasury and agency securities	$ 38,505	$ -	$ -	$ -	$ 38,505
Total	38,505	-	-	-	38,505
Securities lending transactions:					
U.S. Treasury and agency securities	55,090	-	-	-	55,090
Equity securities	8,637,046	163,147	1,824,747	2,469,305	13,094,245
Total	8,692,136	163,147	1,824,747	2,469,305	13,149,335
Total borrowings	$ 8,730,641	$ 163,147	$ 1,824,747	$ 2,469,305	$ 13,187,840

Gross amount of recognized liabilities for repurchase agreements and securities lending in Note 7.	$ 13,187,840
Amounts related to agreements not included in offsetting disclosure in Note 4.	$ 3,380,732

6. **Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value**

Securities owned and securities sold, not yet purchased, at fair value consist primarily of equity securities, U.S. government securities and corporate securities at December 31, 2015. Additional information regarding securities owned and securities sold, not yet purchased, at fair value is provided within Note 7.

Securities sold, but not yet purchased, at fair value represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities in the statement of financial condition as of December 31, 2015 at fair value. However, these transactions may result in additional risk if the fair value of the securities increases subsequent to December 31, 2015.

7. **Fair Value Measurement**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. A review of fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Measurement on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

| | Fair Value Measurements on a Recurring Basis as of December 31, 2015 (in thousands of U.S. dollars) | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned, at fair value:				
Equity securities	$ -	$ 253	$ 11,063	$ 11,316
U.S. government securities	-	35,339	-	35,339
Corporate securities	-	27,585	-	27,585
Total Assets	$ -	$ 63,177	$ 11,063	$ 74,240
Liabilities:				
Securities sold, not yet purchased, at fair value:				
U.S. government securities	$ -	$ 19,403	$ -	$ 19,403
Corporate securities	-	31,850	-	31,850
Total Liabilities	$ -	$ 51,253	$ -	$ 51,253

The fair value of U.S government securities is determined by using the closing price received from a third party industry-standard pricing source. The fair value of Corporate securities is determined by an internal valuation process which compares the carrying price to the average (minimum of two prices) price received from an external Price Provider or Dealer Quote. The fair value of Level 3 Equities is described in the *Quantitative Information About and Sensitivity of Significant Unobservable Inputs Used in Level 3 Fair Value Measurement* note below. There were no transfers between Level 1, Level 2, or Level 3.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	(in thousands of U.S. dollars)
Equity securities, at fair value, January 1, 2015	$ 10,939
Changes in fair value	124
Sales proceeds and transfers	-
Equity securities, at fair value, December 31, 2015	$ 11,063

Quantitative Information About and Sensitivity of Significant Unobservable Inputs Used in Level 3 Fair Value Measurement

Level 3 assets represent an equity investment in a central clearing organization that is not traded in the public market. The valuation technique includes a review of the book value and related market value of several publicly traded companies in the same industry to arrive at an average book multiple for these companies. With respect to average book multiple sensitivity, a percentage increase (decrease) in the input would, in isolation, result in the same percentage increase (decrease) in the fair value measurement. This average book multiple, adjusted for factors such as liquidity, is applied to the number of shares owned to arrive at fair value. The unobservable input is our estimated 35% reduction to fair value as the security does not trade on an active market and taking into account other historical information such as completed tender offers by the issuer.

Measurement Not on a Recurring Basis

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These collateralized instruments include securities borrowed with short-dated maturities, securities purchased under resale agreements with short-dated maturities, securities loaned with short-dated maturities and securities sold under repurchase agreements with short-dated maturities. Non collateralized instruments include cash and borrowings from affiliate.

The following table presents the carrying values and estimated fair values at December 31, 2015, of financial assets and liabilities, excluding financial instruments that are not carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

| | Fair Value Measurements Not on a Recurring Basis as of December 31, 2015 (in thousands of U.S. dollars) | | | | |
	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	$ 51,632	$ 51,632	$ -	$ -	$ 51,632
Cash segragated for regulatory purposes	708	708			708
Securities borrowed	9,717,719	-	9,717,719	-	9,717,719
Securities received as collateral	3,380,732	-	3,380,732	-	3,380,732
Securities purchased under agreements to resell	882,175	-	882,175	-	882,175
Due from clearing corporations and other	74,856	63,358	11,498	-	74,856
Totals	$ 14,107,822	$ 115,698	$ 13,992,124	$ -	$ 14,107,822
Liabilities:					
Securities loaned	$ 9,768,603	$ -	$ 9,768,603	$ -	$ 9,768,603
Obligation to return securities received as collateral	3,380,732	-	3,380,732	-	3,380,732
Securities sold under agreements to repurchase	38,505	-	38,505	-	38,505
Borrowing from affiliate, net	398,775	-	398,775	-	398,775
Due to affiliates	90,941	-	90,941	-	90,941
Due to clearing corporations	5,550	-	5,550	-	5,550
Totals	$ 13,683,106	$ -	$ 13,683,106	$ -	$ 13,683,106
Liabilities subordinated to claims of general creditors	150,000	-	150,000	-	150,000

8. Due from/to Clearing Corporations and other

As of December 31, 2015, amounts due from/to clearing corporations and other consist of the following:

| | (In thousands of U.S. dollars) | |
	Receivable	Payable
Receivables/Payables with clearing corporations	$ 63,215	$ -
Securities failed	11,498	5,550
Other	143	-
	$ 74,856	$ 5,550

9. **Related Party Transactions**

The Company is involved in significant related party transactions with affiliates. In the statement of financial condition are assets and liabilities resulting from various collateralized financing and securities trading activities with certain affiliates. The following table sets forth the Company's related party assets and liabilities as of December 31, 2015:

		(In Thousands of U.S. dollars)
Assets		
Securities borrowed	$	5,874,056
Securities purchased under agreements to resell		880,435
Securities owned, at fair value		14,012
Accrued interest receivable		850
Due from affiliate		1,862
Total Assets	$	6,771,215
Liabilities		
Securities loaned	$	5,401,298
Securities sold under agreements to repurchase		38,505
Securities sold, not yet purchased, at fair value		14,457
Borrowing from affiliate, net		398,775
Due to affiliates		90,941
Accrued interest payable		861
Total Liabilities	$	5,944,837
Liabilities subordinated to claims of general creditors		150,000

Additionally, Natixis fully guarantees the Company's market obligations. The Company declared a $5.1 million dividend on June 1, 2015 and recorded such dividend on June 17, 2015 to its managing member, NNA.

10. Employee Benefit Plans

Employees of the Company are eligible to participate in a 401(k) plan sponsored by NNA. Eligibility commences immediately upon an employee's date of hire. The Company contributes a matching contribution equal to 50% of the employee contributions up to the maximum amount permitted by the Internal Revenue Code. Effective January 1, 2014, NNA amended its 401(k) plan to provide an additional retirement contribution for year 2014 and thereafter. This enhanced retirement contribution is subject to vesting requirements to all active employees as of December 31 each year and is based on a combination of employees' age plus years of service.

Certain employees are eligible to receive awards under the Natixis Employee Retention and Performance Plan ("ERPP Plan"). Awards may be granted annually in March and may be granted in the form of Conditional Value Units ("CVUs"), Deferred Conditional Bonus ("DCBs") and Deferred Value Units ("DVUs").

For DCBs granted prior to December 31, 2013, the value of these awards is expressed in Euros at the grant date and payable to the employee in US dollars based on prevailing exchange rate as described in the PRP document. DCBs granted in 2013 and thereafter are expressed in US dollars. Further as the future value of some of these awards are based on the value of Natixis common stock and foreign exchange rates in effect at the time of payment, the employee retains the currency and equity risk inherent in these awards. The awards are subject to certain performance and vesting conditions as outlined in the ERPP Plan documents. The Company accrues the value of the awards over the period the employee renders the required service.

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015, the Company had net capital of approximately $341.9 million which was approximately $340.4 million in excess of minimum net capital.

At December 31, 2015, the Company segregated Treasuries of $15.2 million to a special reserve account for the exclusive benefit of customers to satisfy the computation for determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3), which is included in securities purchased under agreement to resell in the accompanying statement of financial condition.

At December 31, 2015, the Company segregated cash of $0.7 million, related primarily to abandoned property, to a special reserve account for the exclusive benefit of customers per Rule 15c3-3(k)(2)(i), which is included in cash segregated for regulatory purposes in the accompanying statement of financial condition.

At December 31, 2015, the Company has a $150.0 million subordinated loan from NNA that has a scheduled maturity date of December 31, 2019 and accrues interest at three-month LIBOR plus 182 basis points. The subordinated loan qualifies as equity capital for regulatory purposes and may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

On August 3, 2015, the Company terminated the $350.0 million uncommitted revolving subordinated loan facility from Natixis U.S. Finance Company LLC ("NUSFC"), an affiliate. As of August 3, 2015 the Company did not have a balance due on the NUSFC facility. On August 3, 2015, the Company executed an agreement for a $350.0 million uncommitted revolving subordinated loan facility from Natixis that matures on August 2, 2020. Amounts drawn under this facility qualify as equity capital for regulatory purposes and will accrue interest at three-month LIBOR plus 182 basis points. As of December 31, 2015 the Company did not have a balance due on the Natixis facility. The agreements to terminate the NUSFC facility and the replacement facility executed with Natixis were pre-approved by FINRA.

12. Income Taxes

At December 31, 2015, the significant components of the Company's deferred tax assets and liabilities are set forth below (in thousands of U.S. dollars):

Deferred tax assets		
Net operating losses	$	431
Other		1
Gross deferred tax assets		432
Deferred tax liabilities		
Securities owned		(4,344)
Deferred taxes, net	$	(3,912)

The Company has recorded a receivable from NNA of $4.2 million related to current taxes which is included in due to affiliates, net in the accompanying statement of financial condition.

At December 31, 2015, the Company has federal, state and local net operating losses carried forward of approximately $1.1 million, $2.1 million and $0.6 million, respectively. These carryforwards are subject to annual limitations and will begin to expire in 2030.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the NUSHI consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to absorb the net operating loss carryforwards and other temporary differences when these items become deductible for tax purposes.

The difference between the federal statutory income tax rate of 35% and the income taxes provided mainly relates to state and local income taxes, return-to-provision adjustments and audit settlements.

At December 31, 2015, the Company had no accrued interest or penalties related to unrecognized tax benefits in the statement of financial condition.

The Company's income tax returns are subject to examination from various governmental taxing authorities.

The results of the Company were included in the Natixis New York Branch tax returns from November 1, 2009 through September 30, 2011 and as part of the NUSHI group thereafter. During 2015, the Internal Revenue Service concluded its audit of the Natixis New York Branch tax returns for 2010 and 2011, and as a result, the Company adjusted a deferred tax asset related to its compensation plans during those years for which it will never receive a benefit. The Natixis New York Branch 2010 and 2011 tax returns are currently being examined by New York City. The Company is currently under examination as part of the NUSHI group tax returns for 2011 and 2012 by New York City and 2012 and 2013 by California. It is not possible to estimate when the current examinations may be completed.

The Company does not have any unrecognized tax benefits, and do not expect it to change significantly during the twelve months subsequent to December 31, 2015.

13. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on its statement of financial condition at December 31, 2015.

The Company is a member of various exchanges and clearing organizations that trade and clear securities or options contracts, or both. Associated with these memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the clearing organization. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the accompanying statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

14. Collateral Arrangements

The Company has received securities with a gross estimated fair value of approximately $9.7 billion in connection with its securities financing activities as of December 31, 2015 which it can sell or re-pledge. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2015.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities and receives other securities as collateral. In instances where the Company can sell or re-pledge these securities received as collateral, it reports the fair value of these securities and the related obligation to return the securities received as collateral in the statement of financial condition. At December 31, 2015, approximately $3.4 billion was reported as securities received as collateral and as obligation to return securities received as collateral in the accompanying statement of financial condition. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2015.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities in the statement of financial condition.

15. Financial Instruments with Off-Balance Sheet Risk

The Company may at times sell financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2015.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's securities financing activities require the Company to pledge securities when allowed as collateral in support of various secured financing transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company clears fixed income securities transactions through the GSD of the FICC and clears non-fixed income securities through the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation ("OCC"). These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, as a member of the OCC, collects margin collateral from an affiliate to meet the OCC margin collateral requirement related to the affiliates option activities. Such activity may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the affiliate may incur. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate obligations. The Company seeks to control the risks associated with its affiliate activities by requiring the affiliate to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate to deposit additional collateral or to reduce positions when necessary.

16. Subsequent Events

The Company evaluates subsequent events through the date the statement of financial condition are available to be issued. The following subsequent event requires disclosure in the statement of financial condition for the year ended December 31, 2015:

- On February 19, 2016, the Company's $398.8 million net borrowing from affiliate consisted of a $95.8 receivable and a $494.6 payable. The Company received $95.8 million from the affiliate for full payment of the receivable and the Company paid $480.4 million to the affiliate for partial payment of the payable.

******